EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Forms S-8 (Nos. 333-141671 and 333-176408) of Central Garden & Pet Company of our report dated June 25, 2012, with respect to the statements of net assets available for benefits of the Central Garden & & Pet Company Investment Growth Plan as of December 31, 2011 and 2010, the related statement of changes in net assets available for benefits for the year ended December 31, 2011, and the related supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year), as of and for the year ended December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Central Garden & Pet Company Investment Growth Plan.

/s/ MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

June 25, 2012